Exhibit 99.1

Neptune Expands E-Commerce Team to Grow Direct-to-Consumer Business

Neptune Partners with Google's Growth Acceleration Team to Advertise Forest Remedies and Ocean Remedies on Google Platforms

LAVAL, QC, April 15, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the appointment of Caroline Fontein as E-Commerce Manager to lead and grow Neptune's direct-to-consumer e-commerce business across its Forest Remedies and Ocean Remedies brands, as well as future consumer brands.

Ms. Fontein joins Neptune from SmartyPants Vitamins, a leading vitamin and supplements brand, where she served as Digital Marketing & Communications Manager.  At SmartyPants, she was responsible for leading highly-successful digital marketing and communication strategies and managing campaign budgets on multiple platforms to support brand and sales goals, deliver ROI and ensure best-in-class user experience across all paid and organic consumer touch points.

"As we execute our direct-to-consumer strategy with our Forest Remedies and Ocean Remedies brands, and build a broad portfolio of health and wellness brands across multiple product categories, it is critical that we have the right e-commerce team, infrastructure and strategy in place to drive consumer demand, long-term loyalty and greater return on capital," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "Caroline brings significant relevant experience in digital marketing, vitamins, supplements and nutraceuticals, and will play a key role in driving our strategy of getting closer to the consumer with mission-driven health and wellness brands and products."

Neptune's e-commerce strategy includes enhancing its paid and organic digital marketing initiatives across online search and social media platforms to drive growth of the Company's CPG brands in key health and wellness markets, including nutraceuticals, personal care and home care. As part of its digital strategy, Neptune has partnered with Google's Growth Acceleration Team and was recently granted approval to advertise its products, including hemp-derived products, on Google's advertising platforms.

Cammarata continued, "We believe our direct-to-consumer strategy is even more relevant in light of COVID-19 as we anticipate an acceleration in e-commerce business over the coming months and years.  We're also very excited to partner with Google's Growth Acceleration Team and look forward to reaching consumers with both our hemp and non-hemp products on their dynamic platform."

"I am delighted to join the Neptune team at this pivotal time in the Company's growth trajectory," said Fontein.  "Neptune is well positioned to meet changing consumer preferences for mission-driven health and wellness products and I look forward to implementing strategic digital marketing campaigns that will drive consumer purchasing and e-commerce."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-expands-e-commerce-team-to-grow-direct-to-consumer-business-301040895.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2020/15/c6267.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 15-APR-20